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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 45)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                     87927W10
      (Title of class of securities)                         (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 18, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 8
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                            [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                     182,113,185
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                182,113,185

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,589,458,544
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                           [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.35%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------




                               Page 2 of 8 pages

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 8
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       17.99%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------




                               Page 3 of 8 pages

                  This Amendment No. 45 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli & C., Olimpia, Edizione Holding and Edizione Finance are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described below, Assicurazione Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding or Edizione Finance has been provided by the nominating person or by such nominee director or officer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On October 18, 2006, each of Pirelli & C., Edizione Holding, Edizione Finance, Olimpia, Assicurazione Generali S.p.A. ("Generali") and Mediobanca S.p.A. ("Mediobanca") entered into an agreement (the "2006 Shareholders Agreement") relating to, among other things, certain Telecom Italia Shares held by each of Olimpia, Generali and Mediobanca (collectively, the "Affected Parties") comprising, in aggregate, 23.2% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the 2006 Shareholders Agreement is filed as Exhibit 103.

         The 2006 Shareholders Agreement applies to (i) all of the Telecom Italia Shares held by Olimpia, (ii) certain Telecom Italia Shares held by Generali (comprising 3.67% of the total number of issued and outstanding Telecom Italia Shares) and (iii) certain Telecom Italia Shares held by Mediobanca (comprising 1.54% of the total number of issued and outstanding Telecom Italia Shares). The Telecom Italia Shares that are subject to the 2006 Shareholders Agreement are referred to below as "Affected Shares".

         The parties to the 2006 Shareholders Agreement agree to form a board of representatives (the "Shareholders Board") which has certain decision-making functions under the agreement. Each of Generali and Mediobanca (and any additional party that is admitted to the agreement in the future) will have the right to appoint one member to the Shareholders Board, and Olimpia will have the right to appoint a number of members equal to the aggregate of the number of all other members of the Shareholders Board. Olimpia will also have the right to appoint the chairman of the Shareholders Board. The Shareholders Board will meet prior to each shareholders meeting of Telecom Italia to discuss all matters that


                               Page 4 of 8 pages
are scheduled to be voted upon by the holders of Telecom Italia Shares at such shareholders meeting. If the members of the Shareholders Board unanimously agree on how the Affected Shares shall be voted in relation to a particular matter, then each of the Affected Parties will be required to vote all of its Affected Shares in that manner. If the members of the Shareholders Board do not unanimously agree as to how the Affected Shares shall be voted, then the Affected Parties will be free to vote the Affected Shares held by them at their own discretion.

         During the term of the 2006 Shareholders Agreement, each of the Affected Parties is prohibited from transferring more than 20% of the number of Affected Shares that it owns as of the date of the agreement (whether directly, or through derivative or other arrangements that have the effect of transferring the economic risks or benefits associated with the ownership of such shares).

         Each of Mediobanca and Generali may acquire additional Telecom Italia Shares, provided that such party does not at any time hold an aggregate number of Telecom Italia Shares that exceeds by more than 25% the number of Affected Shares held by such party as of the date of execution of the 2006 Shareholders Agreement. Any Telecom Italia Shares so acquired by Mediobanca or Generali will be deemed Affected Shares.

         No party to the 2006 Shareholders Agreement may purchase any Telecom Italia Shares without first notifying the Shareholders Board and the other parties to the agreement. Also, each party must promptly notify the Shareholders Board and each other party in the event that it transfers any Telecom Italia Shares.

         Under the 2006 Shareholders Agreement, each of Generali and Mediobanca has certain rights of first refusal that are triggered in the event that Olimpia proposes to transfer all (but not less than all) of its Telecom Italia Shares to any third party. However, such rights of first refusal will not arise if the applicable third party acquiror also offers to acquire the Telecom Italia Shares held by Generali and/or Mediobanca on the same terms and conditions that it proposes to acquire the Telecom Italia Shares held by Olimpia. Generali and Mediobanca also have rights of first refusal that are triggered in the event that Pirelli & C. (whether acting alone or together with Edizione Finance or Edizione Holding) proposes to transfer more than 50% of the issued and outstanding shares of Olimpia to a third party.

                  Olimpia is required to promptly consult with each of Generali and Mediobanca if (i) any third party makes an offer to become a shareholder of Olimpia by making a capital contribution thereto in the form of Telecom Italia Shares and (ii) such capital contribution would result in Olimpia's aggregate holding of Telecom Italia Shares being in excess of a certain threshold prescribed under applicable Italian law so as to require Olimpia to make a mandatory tender offer for Telecom Italia Shares. In that event, Generali and Mediobanca will have the option to either (i) become shareholders of Olimpia by contributing their respective Telecom Italia Shares thereto on the same terms and conditions proposed by the third party or (ii) reduce their respective holdings of Telecom Italia Shares by such amount as may be necessary to ensure that Olimpia is not required under applicable Italian law to make a tender offer for Telecom Italia Shares. If Generali and Mediobanca do not (within such reasonable time as Olimpia may stipulate) commit to take those actions set forth


                               Page 5 of 8 pages
in either of clauses (i) and (ii) in the immediately preceding sentence, then Olimpia may accept the offer of the third party and terminate the Shareholders Agreement.

         The 2006 Shareholders Agreement has an initial term of three years, and shall automatically be renewed for successive periods of three years unless any party delivers a notice of termination to each other party at least three months prior to the expiration of the then-current term.

         The 2006 Shareholders Agreement provides that holders of 0.5% or more of the total number of issued and outstanding Telecom Italia Shares may be admitted as additional parties to the agreement from time to time with the unanimous consent of the existing parties thereto.

         Pirelli & C., Edizione Holding, Edizione Finance, Generali and Mediobanca issued a joint press release concerning the Shareholders Agreement on October 18, 2006, a copy of which is filed as Exhibit 104.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

103. Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation.)

104. Joint Press Release, dated as of October 18, 2006, issued by Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.









                               Page 6 of 8 pages

                                  EXHIBIT INDEX

Exhibit No.

103. Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation.)

104. Joint Press Release, dated as of October 18, 2006, issued by Pirelli & C, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.


























                               Page 7 of 8 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 25, 2006

                                    PIRELLI & C. S.p.A.

                                    By: /s/ Anna Chiara Svelto
                                        --------------------------------------
                                        Name: Anna Chiara Svelto
                                        Title:  Attorney-in-fact


                                    OLIMPIA S.p.A.

                                    By: /s/ Luciano Gobbi
                                        --------------------------------------
                                        Name: Luciano Gobbi
                                        Title: Director and Attorney-in-fact




















                               Page 8 of 8 pages